# Matt Corman Collective LLC

# Financial Statement
## (Unaudited)

## As of
## October 31, 2020

**Matt Corman Collective LLC**
**Table of Contents Financial Statements**
**(unaudited)**

# Matt Corman Collective LLC
## BALANCE SHEET
### As of October 30, 2020

|  | Total |
|---|---|
| ASSETS |  |
| **Total ASSETS** |  |
| LIABILITIES AND EQUITY |  |
| Liabilities |  |
| Current Liabilities |  |
| Accounts Payable |  |
| Accounts Payable (A/P) | 247.00 |
| **Total Accounts Payable** | **$247.00** |
| **Total Current Liabilities** | **$247.00** |
| **Total Liabilities** | **$247.00** |
| Equity |  |
| Retained Earnings |  |
| Net Income | -247.00 |
| **Total Equity** | **$-247.00** |
| **TOTAL LIABILITIES AND EQUITY** | **$0.00** |

# Matt Corman Collective LLC
## PROFIT AND LOSS
### January - October, 2020

|  | Total |
|---|---:|
| Income |  |
| **Total Income** |  |
| GROSS PROFIT | **$0.00** |
| Expenses |  |
|   Legal & Professional Services | 247.00 |
| **Total Equity** | **$247.00** |
| NET INCOME | **$-247.00** |

# Matt Corman Collective LLC
## STATEMENT OF CASH FLOWS
### January - October, 2020

|  | Total |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -247.00 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Accounts Payable (A/P) | 247.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$247.00** |
| **Net cash provided by operating activities** | **$0.00** |
| NET CASH INCREASE FOR PERIOD | **$0.00** |
| CASH AT END OF PERIOD | **$0.00** |

**Notes:**

**Note 1- General**
Matt Corman Collective LLC (the "Company"), was incorporated on October 27, 2020 in the state of Wyoming.

The Company is planning to engage in recording, producing and marketing Matt Corman's newest project.

As of this reporting date, no other business activities have begun.

**Note 2 – Summary of Significant Accounting Policies**
Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates
The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

**Note 3 – Cash and Cash Equivalents**
Cash and Cash equivalents consist of the following:

Cash in bank –
    Total: $0.00

**Note 4 – Members' Equity**
As of reporting date, the Company has no contributions from members.

**Note 5 – Related Party Transactions**
The Company has no other reportable related party transactions.

**Note 6 – Subsequent Events**
Management of the Company has evaluated material events or transactions subsequent to December 31, 2019 through October 31, 2020, the date these financial statements were available to be issued and determined that there was no material subsequent event that would be reported in the financial statements.

I, Matt Corman, certify that:

(1) the financial statements of Matt Corman Collective LLC included in this Form are true and complete in all material respects; and

(2) New corporation, no tax returns have been filed.

*Matt Corman*

_____

      Founder, CEO

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